

May 31, 2017

Via E-mail
Michael Hsing
President and Chief Executive Officer
Monolithic Power Systems, Inc.
79 Great Oaks Boulevard
San Jose, CA 95119

> **Re: Monolithic Power Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 0-51026**

Dear Mr. Hsing:

We refer you to our comment letter dated May 12, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
Assistant Director
Division of Corporation Finance